Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cenovus Energy Inc. (“Cenovus”) 2600, 500 Centre Street SE Calgary, AB T2G 1A6

Item 2.	Date of Material Change

June 20, 2017

Item 3.	Press Release

A news release disclosing the material change was issued by Cenovus on June 20, 2017 through the services of GlobeNewswire.

Item 4.	Summary of Material Change

On June 20, 2017, Cenovus announced that Brian Ferguson will retire as President & Chief Executive Officer and as a director of Cenovus effective October 31, 2017. From October 31, 2017 to March 31, 2018, Mr. Ferguson will continue in a transition advisor role with Cenovus.

Item 5.1	Full Description of Material Change

On June 20, 2017, Cenovus announced that Brian Ferguson will retire as President & Chief Executive Officer and as a director of Cenovus effective October 31, 2017. The board of directors (the “Board”) of Cenovus will engage immediately in a broad global search for a new President & Chief Executive Officer. Following his October 31, 2017 retirement, Mr. Ferguson will continue in a transition advisor role reporting to the Chair of the Board until March 31, 2018, to minimize disruption to Cenovus’s business and support the Board during the leadership transition.

Mr. Ferguson has been the head of Cenovus since the company launched in December of 2009. He joined a predecessor company in 1984 and became a member of Cenovus’s predecessor’s management team in 1994. He has held roles in a variety of areas including finance, business development, reserves, strategic planning, investor relations and communications. Mr. Ferguson has been a committed supporter of the oil and gas industry through activities such as board of director membership for the Business Council of Canada and the Canadian Association of Petroleum Producers and participation on the federal Minister of Finance’s Advisory Council on Economic Growth. He also dedicates considerable time to the community, including as Chair of the Calgary Police Foundation Board.

Item 5.2.	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

Al Reid

Executive Vice-President, Environment, Corporate Affairs, Legal & General Counsel

Telephone at 403-766-2000

Item 9.	Date of Report

June 29, 2017